Exhibit 99.4

styleIPC Your vote BNY: PO BOX 505006, Louisville, KY 40233-5006 matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Baidu, Inc. Mail: • • Mark, sign and date your Proxy Card Fold and return your Proxy Card in the postage-paid Extraordinary General Meeting of envelope provided Shareholders For Shareholders of record as of July 17, 2026 Wednesday, August 26, 2026 10:00 a.m., Beijing Time No. 10 Shangdi 10th Street, Haidian District, Beijing, The People’s Republic of China YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York Time) on August 19, 2026 BAIDU, INC. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (New York Time) on August 19, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Baidu, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business July 17, 2026 at the Extraordinary General Street, Meeting Haidian of the Shareholders District, Beijing, of Baidu, 100085, Inc. The to People’s be held on Republic August of 26, China. 2026 at 10:00 a.m. (Beijing time) at the offices of Baidu, Inc. at No. 10 Shangdi 10th NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Proposal_Page—VIFL Baidu, Inc. Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. As an ordinary resolution: To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares #P1# #P1# #P1# (“Class A Ordinary Shares”) and/or American Depositary Shares (“ADSs”) of the Company (including any sale and transfer of treasury shares out of the treasury) not exceeding 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as at the date of passing of this resolution. 2. As an ordinary resolution: To grant a general mandate to the directors to repurchase Class A Ordinary Shares and/or ADSs of the #P2# #P2# #P2# Company not exceeding 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as at the date of passing of this resolution. 3. As an ordinary resolution: To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the #P3# #P3# #P3# capital of the Company (“Shares”) (including any sale and transfer of treasury shares out of treasury) by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company. 4. As an ordinary resolution: To (i) approve and adopt the 2026 Share Incentive Plan; (ii) approve and adopt the Scheme Limit (as defined in #P4# #P4# #P4# the 2026 Share Incentive Plan), being 10% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding treasury shares) as at the date of passing of this resolution. 5. As an ordinary resolution: Conditional upon the passing of resolution [4], to approve and adopt the Consultant Sublimit (as defined in the #P5# #P5# #P5# 2026 Share Incentive Plan), being 0.5% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding treasury shares) as at the date of passing of resolution [4]. 6. As a special resolution: To amend and restate the Company’s Fifth Amended and Restated Memorandum of Association and Articles of #P6# #P6# #P6# Association by their deletion in their entirety and by the substitution in their place of the Sixth Amended and Restated Memorandum of Association and Articles of Association. Authorized Signatures—Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date